UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GelTech Solutions, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

368537 106
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368537 106                                        13G                                              Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anne Cordani
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER 399,850(1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 374,128(2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 399,850(1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 374,128(2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 733,978
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3% (3)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) In - Individual

(1)
Represents (i) 380,700 shares of common stock individually, (ii) 18,150 shares of common stock held in a trust of which Mrs. Cordani is the trustee and (iii) options to purchase 1,000 shares of common stock.

(2)	Represents 678 shares jointly owned with her husband and 373,450 shares held individually by the reporting person's husband.
(3)	Based on 17,867,788 shares outstanding as of December 31, 2010.

CUSIP No. 368537 106                                        13G                                              Page 3 of 5 Pages

Item 1.	(a) Name of Issuer. GelTech Solutions, Inc.

(b) Address of Issuer’s Principal Executive Offices. 1460 Park Lane South, Suite 1, Jupiter, FL 33458

Item 2.	(a) Name of Person Filing. Anne Cordani

(b) Address of Principal Business Office or, if none, Residence 1460 Park Lane South, Suite 1, Jupiter, FL 33458

(c) Citizenship United States of America

(d) Title of Class of Securities. Common Stock

(e) CUSIP NUMBER 368537 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.

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Item 4.	Ownership. See Item 5 through 9 and 11 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification Not Applicable.

CUSIP No. 368537 106                                        13G                                              Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2011	/s/ Anne Cordani
Anne Cordani